SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NutriSystem, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67069D108

(CUSIP Number)

Marc Weingarten and David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 17 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CISIP No. 8007T101	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 831,228 shares of Common Stock (including options to purchase 64,200 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 831,228 shares of Common Stock (including options to purchase 64,200 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 831,228 shares of Common Stock (including options to purchase 64,200 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CISIP No. 8007T101	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,847 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,847 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,847 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CISIP No. 8007T101	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CISIP No. 8007T101	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO; IA

CISIP No. 8007T101	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO; IA

CISIP No. 8007T101	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CISIP No. 8007T101	SCHEDULE 13D/A	Page 8 of 17 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of NutriSystem, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT and CMAG (“CGI”); and (vi) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall", and together with SPOT, CMAG, CREL, CRO and CGI, “Clinton”).

(b) The principal business address of CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG and CREL is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CREL and CRO is set forth in Appendix A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

CISIP No. 8007T101	SCHEDULE 13D/A	Page 9 of 17 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $15,695,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG and CREL for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

On September 30, 2013, the Reporting Persons sent a letter to the Chief Executive Officer (the "CEO") of the Issuer expressing their support for recent actions taken by the Issuer and their belief that the Common Stock is undervalued at its current price. The letter also set forth the Reporting Persons' analysis of the Issuer's potential to generate significant free cash and increase the price per share of Common Stock. In addition, the Reporting Persons encouraged the CEO and the board of directors of the Issuer (the "Board") to consider increasing the dividend paid to the Issuer's stockholders as cash flow improves and expressed their belief that such use of the Issuer's excess capital would significantly enhance stockholder value and minimize volatility in the price of Common Stock. The foregoing summary of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

The Reporting Persons have, from time to time, engaged in other discussions and correspondence with management and the Board regarding the Issuer's business, management, strategic alternatives and direction, board composition and related matters. The Reporting Persons may continue to discuss such matters with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties.

CISIP No. 8007T101	SCHEDULE 13D/A	Page 10 of 17 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, selling some or all of their shares of Common Stock, purchasing additional shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock), constituting approximately 5.2% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 28,721,799 shares of Common Stock outstanding as of July 30, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 6, 2013.

	(i)	SPOT:
		(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 831,228 shares of Common Stock (including options to purchase 64,200 shares of Common Stock).
Percentage: Approximately 2.9% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 831,228 shares of Common Stock (including options to purchase 64,200 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 831,228 shares of Common Stock (including options to purchase 64,200 shares of Common Stock)

	(ii)	CMAG:
		(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 22,847 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 22,847 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 22,847 shares of Common Stock

CISIP No. 8007T101	SCHEDULE 13D/A	Page 11 of 17 Pages

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock).
Percentage: Approximately 1.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock).
Percentage: Approximately 1.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 467,065 shares of Common Stock (including options to purchase 42,800 shares of Common Stock)

(v)	CCI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock).
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock).
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock)

CISIP No. 8007T101	SCHEDULE 13D/A	Page 12 of 17 Pages

(b) By virtue of investment management agreements with SPOT and CMAG, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 159,366 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,480,506 shares of Common Stock (including options to purchase 107,000 shares of Common Stock) beneficially owned by SPOT, CMAG, CREL and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Clinton is currently party to option contracts on 973,500 shares of Common Stock with strike prices ranging from $12.00 to $15.00 and expiration dates ranging from October 19, 2013 to December 21, 2013, including having the right to purchase 107,000 shares of Common Stock at prices below the current market price.

Other than the joint filing agreement and the options described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Letter to the Chief Executive Officer, dated September 30, 2013
2	Joint Filing Agreement, dated September 30, 2013

CISIP No. 8007T101	SCHEDULE 13D/A	Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By: Clinton Relational Opportunity, LLC, its investment manager

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON GROUP, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CISIP No. 8007T101	SCHEDULE 13D/A	Page 14 of 17 Pages

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Gregory P. Taxin	President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

CISIP No. 8007T101	SCHEDULE 13D/A	Page 15 of 17 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING
PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2013	3,275	12.158
7/30/2013	3,250	12.3038
7/30/2013	5,000	12.1148
8/1/2013	3,000	12.7329
8/1/2013	5,000	12.744
8/1/2013	2,500	12.7382
8/5/2013	5,000	12.2837
8/5/2013	(153,000)	12
8/5/2013	(6,000)	11
8/6/2013	20,700	12.2986
8/6/2013	4,300	12.3064
8/7/2013	5,000	12.3514
8/7/2013	2,500	12.3375
8/8/2013	9,300	12.4656
8/8/2013	2,500	12.4785
8/8/2013	18,000	12.53
8/8/2013	7,500	12.6
8/9/2013	7,500	12.6
8/12/2013	11,370	12.7827
8/12/2013	1,050	12.7409
8/13/2013	15,000	13.0036
8/14/2013	3,000	12.9722
8/14/2013	8,000	13.0318
9/4/2013	3,000	12.9779
9/4/2013	3,000	12.9841
9/10/2013	6,000	12.9726
9/10/2013	15,000	12.91
9/16/2013	3,000	12.9692
9/16/2013	15,000	12.98
9/18/2013	27,284	13.0966
9/18/2013	862	12.93
9/19/2013	34,418	13.6679
9/19/2013	(500)	13
9/20/2013	(10,440)	14.0374
9/20/2013	(600)	14.2165

CISIP No. 8007T101	SCHEDULE 13D/A	Page 16 of 17 Pages

9/20/2013	780	13.8954
9/20/2013	3,590	13.8628
9/23/2013	3,000	13.8727
9/23/2013	8,250	13.882
9/23/2013	1,750	13.8847
9/27/2013	18,542	13.5949
9/27/2013	11,920	14.1384

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/27/2013	13,907	13.5949
9/27/2013	8,940	14.1384

 CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2013	2,620	12.158
7/30/2013	2,600	12.3038
7/30/2013	4,000	12.1148
8/1/2013	2,000	12.7329
8/1/2013	4,000	12.744
8/1/2013	2,000	12.7382
8/5/2013	4,000	12.2837
8/5/2013	(69,800)	12
8/5/2013	(1,500)	11
8/7/2013	4,000	12.3514
8/7/2013	2,000	12.3375
8/8/2013	6,200	12.4656
8/8/2013	2,000	12.4785
8/8/2013	12,000	12.53
8/8/2013	5,000	12.6
8/9/2013	5,000	12.6
8/12/2013	7,580	12.7827
8/12/2013	700	12.7409
8/12/2013	(1,500)	12
8/13/2013	10,000	13.0036
8/14/2013	2,000	12.9722
8/14/2013	8,000	13.0318
8/16/2013	(25,800)	12
9/4/2013	2,000	12.9779
9/4/2013	2,000	12.9841
9/10/2013	4,000	12.9726
9/10/2013	10,000	12.91
9/16/2013	2,000	12.9692
9/16/2013	10,000	12.98
9/18/2013	18,190	13.0966
9/18/2013	575	12.93
9/19/2013	22,944	13.6679

CISIP No. 8007T101	SCHEDULE 13D/A	Page 17 of 17 Pages

9/20/2013	(2,500)	11
9/20/2013	(6,960)	14.0374
9/20/2013	(400)	14.2165
9/20/2013	520	13.8954
9/20/2013	2,393	13.8628
9/23/2013	2,000	13.8727
9/23/2013	6,600	13.882
9/23/2013	1,400	13.8847
9/27/2013	13,908	13.5949
9/27/2013	8,942	14.1384